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                     SECURITY ASSOCIATES INTERNATIONAL, INC.

                 [SECURITY ASSOCIATES INTERNATIONAL, INC. LOGO]

                             ----------------------

                       SUPPLEMENT NO. 3 DATED JUNE 1, 1999
                       TO PROSPECTUS DATED APRIL 22, 1998

     On October 20, 1997, we commenced our offering of an aggregate of 2,000,000 shares of common stock, $.001 par value per share, warrants to purchase up to 2,000,000 shares of common stock and 778,088 shares of common stock which may be offered for sale by certain of our stockholders. On April 22, 1998, an additional 1,000,000 shares of our common stock were registered for sale by certain other stockholders. As of July 7, 1999, 208,628 shares of common stock and warrants to purchase 121,104 shares of common stock have been issued by SAI under this prospectus. This Supplement No. 3 supercedes Supplement No. 2 which expanded upon, amended, modified and superseded certain information contained in the prospectus, as amended on May 18, 1999, which amendment superceded Supplement No. 1, and must be read in conjunction with the prospectus. Unless otherwise defined, capitalized terms used herein shall have the same meanings as in the prospectus.

1. The section of the prospectus entitled "Business - Dealer Financing Programs - Subscriber Accounts Owned by SAI - Probable Sale of SAI Owned Accounts" is hereby deleted and replaced in its entirety with the following:

SALE OF SAI OwNED ACCOUNTS

     On June 30, 1999, SAI sold its portfolio of approximately 27,000 owned (retail) subscriber accounts to Security Alarm Financing Enterprises, Inc.
(SAFE), an unaffiliated third party. SAFE is a leading finance company serving independent alarm dealers. SAI will continue to monitor these accounts and will become SAFE's preferred provider of alarm monitoring services.

     The total transaction value was $22,800,000, of which $1,800,000 was a loan extended by SAFE to SAI. The purchase price, which was paid in cash at closing, was determined primarily on the recurring monthly revenue of the account portfolio and was arrived at by arm's length negotiations between the parties. The loan is due in one year and bears interest at the rate of 8% per annum. The loan, with interest, will be considered paid in full if during the term of the loan SAI refers to SAFE $230,000 in recurring monthly revenue from alarm dealers for purchase or for collateral for loans under SAFE's financing programs, which SAFE then closes.

     This transaction allows us to fully concentrate our resources on our primary business of providing wholesale monitoring services to independent alarm dealers. As part of the transaction, SAI and SAFE formed a strategic alliance to provide financing to, and better serve the needs of, independent alarm dealers.

                       "THESE ARE SPECULATIVE SECURITIES.
             SEE "RISK FACTORS" BEGINNING ON PAGE 6 FOR INFORMATION
              THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS."